Exhibit 99.14

Consent of Independent Registered Public Accounting Firm

We have read the Form 40-F registration statement (the “Registration Statement”) of Granite Real Estate Investment Trust dated December 21, 2012, to be filed with the United States Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended.

We consent to incorporation by reference in the above-mentioned Registration Statement of our report to the shareholders of Granite Real Estate Inc. (the “Company”) on the consolidated balance sheets of the Company as at December 31, 2011 and 2010, and the consolidated statements of income (loss), comprehensive income (loss), changes in deficit and cash flows for each of the years in the three-year period ended December 31, 2011.  Our report is dated March 9, 2012.

We consent to the incorporation by reference in the above-mentioned Registration Statement of our report to the trustee of Granite Real Estate Investment Trust on the balance sheet of Granite Real Estate Investment Trust as at September 28, 2012.  Our report is dated October 2, 2012.

We consent to the incorporation by reference in the above-mentioned Registration Statement of our report to the shareholder of Granite REIT Inc. on the balance sheet of Granite REIT Inc. as at September 28, 2012.  Our report is dated October 2, 2012.

/s/ Ernst & Young LLP
Toronto, Canada	Chartered Accountants
December 21, 2012	Licensed Public Accountants